[Letterhead of 1-800-Flowers.Com]

April 15, 2010

United States Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, NW
Washington, D.C. 20549

Attention: H. Christopher Owings

Re:	1-800-FLOWERS.COM, INC.
Annual Report on Form10-K for the Fiscal Year Ended June 28, 2009
Filed September 11, 2009
Definitive Proxy Statement on Schedule 14A
Filed October 23, 2009
Quarterly Report on Form 10-Q/A for the Period Ended September27, 2009
Filed December 18, 2009
Quarterly Report on Form 10-Q for the Period Ended December 27, 2009
Filed February 5, 2010
File No. 000-26841

Dear Mr. Owings:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the SEC) with respect to the above-referenced filings on Form 10-K, Form 10-Q, Form 10-Q/A and the Definitive Proxy Statement on Schedule 14Aof 1-800-FLOWERS.COM, INC., a Delaware corporation (the “Company” or “1-800-FLOWERS.COM”), in your letter dated April 5, 2010 (the “Comment Letter”) addressed to Mr. James F. McCann, Chief Executive Officer of the Company.

We are writing to respond to the comments and, where appropriate, to show you what the applicable revisions will look like in future filings.  The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter.

Annual Report on Form 10-K

Cover Page

1.	Please indicate by check mark whether or not the registrant is a shell company.

The Company is not a shell company and in future filings, the Company will ensure that the appropriate box is checked.

Item 1. Business, page 1

2.
Please provide the disclosure required by Item 101(d) of Regulation S-K.  In this regard, we note your disclosure that your “products and services are available over the Internet anywhere in the world”.

In future filings, the Company will supply the disclosure required by Item 101(d) of Regulation S-K.  For example, the Company will state: In each of the last three fiscal years, virtually all of the Company’s revenues have been derived from domestic sources.

Item 1A. Risk Factors, page 9

3.
Please delete the last two sentences of the third paragraph under this Item, which suggest that other unknown or immaterial risks may also impair your business operations.  All material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

In future filings, the Company will not include those sentences and shall only include risks that it deems material.

4.	Please revise this section of your filing to set forth each risk factor under a subcaption that adequately describes the risk. Refer to Item 503(c) of Regulation S-K.

The software historically utilized by the Company for Edgar filings, Edgar Ease Plus, did not allow for any type of differentiated font, i.e. italicized, bold, underline.  The Company will be utilizing new software, EDGARizer, going forward which we believe has this capability.  It should be noted that the print version of the 10-K that was distributed to shareholders did differentiate between the subcaption and the risk factor, an example is attached for your convenience.

Item 5. Market for Registrant’s Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities, page 21

5.
If any of the 397,899 shares of common stock that the company repurchased during the fiscal year ended June 28, 2009 were repurchased during the fourth quarter, please revise your disclosure to comply with the requirements of Item 703 of Regulation S-K.

The Company hereby confirms that none of the 397,899 shares of common stock repurchased by the Company for fiscal year ended June 28, 2009 were repurchased during the fiscal fourth quarter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

6.
We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K.  Based upon our review, it appears that you do not have any off-balance sheet arrangements.  Please confirm.  In addition, please add an appropriate statement to this effect in future filings.  Refer to Exchange Act Rule 12-b-13.

The Company confirms there are no off-balance sheet arrangements and will affirmatively state so in future filings.

Liquidity and Capital Resources, page 38

7.
Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources.  Given recent trends and conditions in the retail environment and credit markets, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity from continuing operations is cash flows from operations.  Refer to Instruction 5, which indicates that liquidity should generally be discussed on a long-term and short-term basis

In future filings, we will expand our disclosure to address the impact of the retail environment and credit markets on our liquidity and capital resources.  This disclosure will state, as appropriate:
Despite the current challenging economic environment, the Company believes that cash flows from operations along with available borrowings from its existing revolving credit facility will be a sufficient source of liquidity.  The Company anticipates borrowing against the facility prior to the end of the first fiscal quarter to fund working capital requirements related to pre-holiday manufacturing and inventory purchases.  The Company anticipates that such borrowings will peak during its fiscal second quarter before being repaid prior to the end of that quarter.  At June 28, 2009, the Company had no outstanding amounts under its revolving credit facility.

Item 9A. Controls and Procedures, page 42

8.
We note that your management expressed its belief as to the effectiveness of your internal control over financial reporting.  Please confirm, if true, that your management concluded that your internal control over financial reporting is effective.  Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management’s belief.

The Company confirms that management concluded our internal control over financial reporting is effective.  In future filings, we will refrain from characterizing this conclusion as management’s belief.

Exhibits

9.
Please file as exhibits any agreements evidencing the related party transactions between you, on the one hand, and Mr. Taiclet, Dynamic Confections, Inc., OLB Partners, LLP or Gallagher, Walker, Bianco & Plastaras, on the other hand, or tell us why you are not required to do so.

There is no written agreement in place with Gallagher, Walker, Bianco & Plastaras, LLP.   As disclosed in the Proxy Statement, the Company pays the firm for the services rendered by Mr. Gallagher.  Also as disclosed in our Proxy Statement, the Company, with the approval of the Board, also pays the law firm fees for services rendered by other members of the firm.

There is no agreement in place with Dynamic Confections, Inc.  The Company purchases candy goods from Dynamic Confections, Inc. pursuant to purchase orders.  Mr. Taiclet is not a party to those purchase orders and is only a minority shareholder in the Company.  Therefore, in accordance with Item 601(b) of Regulation S-K, we believe that the purchase orders are not required to be filed.

The only agreements in place with OLB, LLC are leases for several of the Fannie May Confections, Inc. retail locations.  Mr. Taiclet is not a party to those agreements and is only a minority shareholder in the company.  Therefore, in accordance with Item 601(b) of Regulation S-K, we believe these leases are not required to be filed as Exhibits.  Please note that the name of OLB, LLC has been incorrect in past filings and will be corrected in future filings.

Exhibit 31
10.
Please provide a separate certification for each of your principal executive officer and principal financial officer.  Refer to Exchange Act Rules 13a-14(a) and 15d-14(a).  In addition, please revise these certifications so the language is identical to the language included in Item 601(b)(31) of Regulation S-K.  Specifically, please include the word “fiscal” in the parenthetical in Section 4(d) of the certifications.  Please note that this comment applies to all of your periodic reports.

The Company will provide a separate certification for the chief executive officer and chief financial officer in all future filings.  We will also revise the certifications in all of our periodic reports so the language is identical to the language in Item 601(b)(31) of Regulation S-K, including the word “fiscal” in the parenthetical.

Definitive Proxy Statement of Schedule 14A

Compensation Committee Interlocks and Insider Participation, page 8

11.
Please revise your disclosure to include all of the information required by Item 407(e)(4) of Regulation S-K.  In this regard, we note that it does not appear that you have addressed the existence of the relationships described in Item 407(e)(4)(iii)(A) – (C) of Regulation S-K.  In addition, we note that you have not indicated whether any member of the compensation committee was an officer or employee of the company prior to fiscal year 2009.

The Company has no transactions or relationships that trigger a disclosure obligation under Item 407(e)(4)(iii)(A)-(C) of Regulation S-K.  Accordingly, the Company has the following statement in its Proxy Statement: “No interlocking relationships exist between the Board of Directors or the Compensation Committee and the Board of Directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.”    We note that if no such relationships exist, this disclosure is not required in accordance with interpretative SEC guidance but we have included such statement in an attempt to have comprehensive disclosure.  In view of the above, the Company has considered the SEC’s comments and respectfully believes that it is currently complying with the requirements of Regulation S-K and the intent of the Commission’s interpretative guidance regarding such.

All of the members of the Company’s compensation committee are independent directors and have never been employees of the Company.  We will indicate this in future filings and not limit the disclosure to the current fiscal year.

Certain Business Relationships with Directors and Officers, page 37

12.
We note your disclosure that all material related party transactions “must be approved either by a majority of the disinterested members of the Board or by the stockholders of the Company”.  Please disclose the policies and procedures utilized by the disinterested members of the board or by the stockholders of the company in reviewing and determining whether to approve related party transactions.  In addition, please disclose whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced.  Refer to Item 404(b) of Regulation S-K.

In future filings, the Company intends to expand its related party disclosure as follows:

The Company has a policy providing that all material transactions between it and one or more of its Directors, Executive Officers, nominees for Director or a member of their immediate families must be approved or ratified either by a majority of the disinterested members of the Board or by the stockholders of the Company.

While the policy is not in writing, the Company's legal and finance staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. This includes inquiries of its Directors and Officers, as well as a questionnaire that Directors and Officers are required to complete periodically. In determining whether to approve or ratify a related party transaction, the disinterested members of the Board will consider the relevant facts and circumstances, which may include the relationship of the individual with the Company, the materiality of the transaction to the Company and the individual, and the business purpose and reasonableness of the transaction.  As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person, are disclosed in the Company's proxy statement. The Company considers individual transactions, or any series of transactions which, in the aggregate exceed $120,000, to be material and requiring of disclosure.

Quarterly Report on Form 10-Q/A for the Period Ended September 27, 2009

13.
Please note that under Exchange Act Rule 12b-15, all amendments to the form and the certifications must be updated for the appropriate date of the amendment.  As such, please file an amendment to the Form 10-Q for the period ended September 27, 2009 with a signature page and certifications that are appropriately dated.

The Company filed an amendment to its Form 10-Q for the period ended September 27, 2009 on April 15, 2010.  The Company will ensure that any future amendments to any forms have the appropriately signed and dated certifications filed therewith.

Item 4. Controls and Procedures, page 27

14.
We note that you state your disclosure controls and procedures were effective in alerting your chief executive officer and chief financial offering “in a timely manner to material information required to be disclosed in the Company’s periodic reports filed with the SEC”.  You must evaluate the effectiveness of your disclosure controls and procedures based on the definition of disclosure controls and procedures contained in Section 13a-15(e) or 15d-15(e) of the Exchange Act.  Please revise accordingly.  Please note that this comment also applies to your Quarterly Report on Form 10-Q for the period ended December 27, 2009.

In future Quarterly Reports on Form 10-Q, the Company will state, if accurate, that its disclosure controls and procedures are effective for such period as is stated in the Company’s Annual Report on Form 10-K.

The Company’s management acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (516) 237-4928 should you require additional information or have any questions.

Very truly yours,

/s/ William E. Shea
William E. Shea
Chief Financial Officer

The Company’s operating results may fluctuate, and this fluctuation could cause financial results to be below expectations.  The Company’s operating results may fluctuate from period to period for a number of reasons. In budgeting the Company’s operating expenses for the foreseeable future, the Company makes assumptions regarding revenue trends; however, some of the Company’s operating expenses are fixed in the short term. Sales of the Company’s products are seasonal, concentrated in the fourth calendar quarter, due to the Thanksgiving and Christmas-time holidays, and the second calendar quarter, due to Mother's Day and Administrative Professionals’ Week.  In anticipation of increased sales activity during these periods, the Company hires a significant number of temporary employees to supplement its permanent staff and the Company increases its inventory levels.  If revenues during these periods do not meet the Company’s expectations, it may not generate sufficient revenue to offset these increased costs and its operating results may suffer.

The Company’s quarterly operating results may significantly fluctuate and you should not rely on them as an indication of its future results.  The Company’s future revenues and results of operations may significantly fluctuate due to a combination of factors, many of which are outside of management’s control. The most important of these factors include:

•	seasonality;
•	the retail economy;
•	the timing and effectiveness of marketing programs;
•	the timing of the introduction of new products and services;
•	the Company’s ability to find and maintain reliable sources for certain of its products;
•	the timing and effectiveness of capital expenditures;
•	the Company’s ability to enter into or renew online marketing agreements; and
•	competition.

The Company may be unable to reduce operating expenses quickly enough to offset any unexpected revenue shortfall. If the Company has a shortfall in revenue without a corresponding reduction to its expenses, operating results may suffer. The Company’s operating results for any particular quarter may not be indicative of future operating results. You should not rely on quarter-to-quarter comparisons of results of operations as an indication of the Company’s future performance.  It is possible that results of operations may be below the expectations of public market analysts and investors, which could cause the trading price of the Company’s Class A common stock to fall.

Consumer spending on flowers, gifts and other products sold by the Company may vary with general economic conditions.  If general economic conditions continue to deteriorate and the Company’s customers have less disposable income, consumers may spend less on its products and its quarterly operating results may suffer.

During peak periods, the Company utilizes temporary employees and outsourced staff, who may not be as well-trained or committed to its customers as its permanent employees, and if they fail to provide the Company’s customers with high quality customer service the customers may not return, which could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.  The Company depends on its customer service department to respond to its customers should they have questions or problems with their orders. During peak periods, the Company relies on its permanent employees, as well as temporary employees and outsourced staff to respond to customer inquiries. These temporary employees and outsourced staff may not have the same level of commitment to the Company’s customers or be as well trained as its permanent employees. If the Company’s customers are dissatisfied with the quality of the customer service they receive, they may not shop with the Company again, which could have a material adverse effect on its business, financial condition, results of operations and cash flows.

If the Company’s customers do not find its expanded product lines appealing, revenues may not grow and net income may decrease.  The Company’s business historically has focused on offering floral and floral-related gift products. Although the Company has been successful in its expanded product lines including